SE 17009427

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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 53701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SGC Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Forrest Avenue, Suite 9
(No. and Street)

Narberth	**PA**	**19072**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Self **(404) 384-9324**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RS

OATH OR AFFIRMATION

I, **Jonathan Self**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SGC Securities, LP**, as of **December 31**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JAMES STEWART
MY COMMISSION EXPIRES
FEB 6 2019
DEKALB CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

SGC SECURITIES, LP
Financial Statements
For the Year Ended
December 31, 2016
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
SGC Securities, LP

We have audited the accompanying financial statements of SGC Securities, LP which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SGC Securities, LP management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SGC Securities, LP as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of SGC Securities, LP financial statements. The information is the responsibility of SGC Securities, LP management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SGC SECURITIES, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	32,444
Accounts receivable		35,686
Prepaid expenses		16,935
Total Assets	$	85,065

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES		
Accounts payable	$	10,442
Commissions payable		5,832
Deferred rent		1,543
Total Liabilities		17,817
PARTNERS' EQUITY		67,248
Total Liabilities and Partners' Equity	$	85,065

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUES		
Commissions	$	136,707
Interest income		69
Reimbursed expenses		35,494
Total revenues		172,270
GENERAL AND ADMINISTRATIVE EXPENSES		
Guaranteed payments to partners		62,965
Commissions		6,569
Occupancy		11,638
Communications & technology		3,452
Other operating expenses		65,619
Total expenses		150,243
NET INCOME	$	22,027

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 22,027
Adjustments to reconcile net loss to net cash used in operations:	
Adjustment to 2015 accrued commission expense	17,615
Deferred rent	1,543
Increase in accounts receivable	(10,076)
Decrease in prepaid expenses	3,297
Decrease in due from related party	69,647
Decrease in accounts payable	(2,319)
Decrease in commissions payable	(24,644)
Decrease in reserve for contingent chargeback	(12,000)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	65,090
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partner Draw	(88,887)
NET CASH USED IN FINANCING ACTIVITIES	(88,887)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(23,797)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	56,241
End of year	$ 32,444

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Year Ended December 31, 2016

	Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2015, as previously reported	$ 479,030	$ (362,537)	$ 116,493
Adjustment for commissions expense accrued but not paid		17,615	17,615
Balance, December 31, 2015, as adjusted	$ 479,030	$ (344,922)	$ 134,108
Distribution to partners		(19,240)	(19,240)
Distribution of related party receivable		(69,647)	(69,647)
Net income		22,027	22,027
Balance, December 31, 2016	$ 479,030	$ (411,782)	$ 67,248

The accompanying notes are an integral part of these financial statements.

SGC SECURITIES, LP
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer originally organized as a corporation that was reorganized as a partnership in 2005 in Pennsylvania. The Company is registered with the U.S. Securities and Exchange Commission, the securities commissions of appropriate states and is a member of the Financial Industry Regulatory Authority. The Company's principal business is brokerage of life insurance products to corporations and financial institutions.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank balances at high credit institutions. Balances at times may exceed federally insured limits.

Income Taxes: The Company is a partnership for tax reporting purposes. Therefore, income or losses of the Company flow through to its owners and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes (FASB ASC 740-10). Under this Interpretation, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through February 26, 2017, which is the date the financial statements were issued.

Revenue Recognition: The Company recognizes revenue from commissions when earned, generally on the date that the insurance carrier accepts the customer's policy. The company recognizes revenue from reimbursed expenses as expenses are incurred.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $17,952, which was $12,952 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .99 to 1.0.

NOTE C — RELATED PARTY TRANSACTIONS

The Company has a lease for office space, which is shared with one related entity whereby the Company charges the related entity a monthly fee for use of premises, personnel and other administrative costs. The monthly fees are determined based on time spent by the Company's personnel on tasks for the related entities. During the year ended December 31, 2016, the Company earned approximately $23,000 in revenue pursuant to the arrangement that is included in other revenue in the statement of operations.

NOTE D – LEASE COMMITMENT

The Company leases office premises under an operating lease that expires May 2018. Rent expense for office premises for 2016 was approximately $11,600. The landlord provided two months of free rent due to construction impacting office usage. The deferred rent liability arises from allocation of rent to the free rent periods.

The Company's commitment under the office premises operating lease is approximately the following:

2017	$	11,000
2018	$	5,000
Total	$	16,00

NOTE E- CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company had no litigation in progress at December 31, 2016.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SGC SECURITIES, LP

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total partners' equity	$ 67,248
Less non-allowable assets:	
Prepaid expenses	16,935
Accounts receivable	32,361
	49,296
Net capital before haircuts and fidelity bond	17,952
Less haircuts	-
Net capital	17,952
Minimum net capital required	5,000
Excess net capital	$ 12,952
Aggregate indebtedness	$ 17,817
Net capital based on aggregate indebtedness	$ 1,188
Ratio of aggregate indebtedness to net capital	.99 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There is no significant difference between net capital in Part IIA of Form X-17A-5 and net capital as computed above.

SGC SECURITIES, LP

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
SGC Securities, LP

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) SGC Securities, LP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which SGC Securities, LP claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) SGC Securities, LP stated that SGC Securities, LP met the identified exemption provisions throughout the most recent fiscal year without exception. SGC Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SGC Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SGC Securities, LP

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 26, 2017

Rubio CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 3039

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

SGC Securities, LP is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self

Title: CFO